UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

or

[  ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to _____________.

Commission file number: 001-13615

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Rayovac 401(k) Savings Plan for Hourly Employees.

B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Spectrum Brands, Inc.
6 Concourse Parkway
Suite 3300
Atlanta, GA 30328

The following financial statements are furnished herewith:

Report of Kiesling Associates LLP.
Statements of Assets Available for Plan Benefits.
Statements of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.
Report of KPMG LLP.
Statement of Assets Available for Plan Benefits.
Statement of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.

The following exhibits are furnished herewith:

Exhibit 23.1 Consent of Kiesling Associates LLP.
Exhibit 23.2 Consent of KPMG LLP.

Rayovac 401(k) Savings Plan for Hourly Employees

Atlanta, Georgia

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

December 31, 2005

Rayovac 401(k) Savings Plan for Hourly Employees

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
Rayovac 401(k) Savings Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of Rayovac 401(k) Savings Plan for Hourly Employees as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the plan as of December 31, 2005, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Rayovac 401(k) Savings Plan for Hourly Employees, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kiesling Associates LLP

Kiesling Associates LLP
Madison, Wisconsin
June 9, 2006

Rayovac 401(k) Savings Plan for Hourly Employees

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2005

2005
Plan interest in Master Trust for Spectrum Brands	$4,581,163
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,581,163

See accompanying notes to financial statements.

Rayovac 401(k) Savings Plan for Hourly Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31, 2005

2005
INCREASE IN ASSETS:
Investment gain from Master Trust for Spectrum Brands	$139,342
Interest and dividends	73,377
Participant Contributions	584,514

Total increases	797,233

DEDUCTIONS FROM ASSETS:
Distributions and benefits paid	234,833
Administrative expenses	2,834

Total deductions	237,667

Net increase	559,566

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	4,021,597
End of year	$4,581,163

See accompanying notes to financial statements.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - Description of the Plan

The following description of the Rayovac 401(k) Savings Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established January 1, 1998 covering hourly union employees, who have completed one hour of service, of Spectrum Brands, Inc. ("the Company" or "the Plan Sponsor") represented by Local Union 1329 of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (Local Union 1329), Local 695 of the International Brotherhood of Teamsters, and Badger Lodge 1406 for the International Association of Machinists (Badger Lodge 1406). The purpose of the plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are included in the Master Trust for Spectrum Brands, Inc. (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Retirement Savings Plan, which covers all domestic salaried and non-union hourly employees.

Contributions

Active participants represented by Local Union 1329 and Badger Lodge 1406 are permitted to make contributions to the Plan in whole percentages of not more than 50% of their pretax annual compensation, as defined in the Plan document. All other participants are permitted to make contributions not exceeding 50% of their pre-tax annual compensation, as defined in the Plan document. Participant contributions are limited to the applicable limits of the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant's compensation or account balances, as defined in the Plan document.

Vesting

A participant is fully vested in his or her entire account balance at all times.

Investment Fund Options

Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan through the Master Trust. Descriptions of the investment fund options at December 31, 2005 are as follows:

Stable Value Fund

Stable Value Fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invests primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - Description of the Plan (cont.)

PIMCO Total Return Fund

PIMCO Total Return Fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

Vanquard Index Trust 500 Portfolio

Vanguard Index Trust 500 Portfolio, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor's Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac Stock Fund

Rayovac Stock Fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purpose's only.

AIM Small Cap Growth Fund

AIM Small Cap Growth Fund, a growth mutual fund, invests in a portfolio which in turn invests at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. The fund's investment objective is long-term growth of capital.

Oakmark Equity and Income Fund

Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment-grade. The fund may also invest up to 25% of assets in foreign securities.

Van Kampen Growth and Income Fund

Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income-producing equities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities). It limits investments in foreign securities to 25% of assets.

American Funds Growth Fund of America Fund

American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - Description of the Plan (cont.)

MainStay MAP Fund

MainStay MAP Fund seeks long-term growth of capital; current income is a secondary consideration. The fund normally invests at least 65% of assets in equity securities of domestic issues. It may also invest in common and preferred stocks, convertible securities, ADRs, bonds, notes, and debentures.

MFS International New Discovery

MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities and depositary receipts of foreign issues. The fund may also invest in foreign markets, emerging markets, and over-the-counter markets. It may engage in active and frequent trading.

Old Mutual Mid Cap Fund

Old Mutual Mid Cap Fund seeks above-average total return over a three to five year market cycle. The fund normally invests at least 80% of assets in equities issued by companies with market capitalizations similar to the market capitalizations of companies in the S&P MidCap 400 Index. It may invest, without limitation, in high-grade, U.S. dollar denominated debt securities and cash equivalents for temporary defensive purposes.

Hotchkis Large Cap Fund

Hotchkis Large Cap Fund seeks current income and long-term growth of income, as well as capital appreciation. The fund primarily invests in domestic equity securities of companies with large market capitalizations.

Artisan Small Cap Fund

Artisan Small Cap Fund seeks long-term capital growth. The fund primarily invests in domestic equity securities of companies with market capitalizations between $200 million and $1.5 billion.

Franklin Micro Cap Value Fund

Franklin Micro Cap Value Fund seeks total return. The fund normally invests at least 80% of assets in equity securities of companies with market capitalizations of less than $300 million at the time of purchase. It may invest the balance in equities of larger companies, as well as a portion of assets in debt. Management typically seeks undervalued securities that have low P/E ratios. The fund may also invest up to 10% of assets in foreign securities. It is nondiversified.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - Description of the Plan (cont.)

Payment of Benefits

Upon retirement or termination of employment, the participant's vested account balance is payable to him or her, or in the event of death, the participant's beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator's approval.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

Trust Fund Managed by New York Life Trust Company

Under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee manages the Master Trust on behalf of the Plan:

Valuation of Investments and Income Recognition

The fair value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the Master Trust (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Spectrum Brands common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined to be fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Benefits paid

Benefits paid to participants are recorded upon distribution.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Administrative Expenses

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2005 were approximately $6,100. The fees paid by the Company for 2005 were approximately $3,300. The fees paid by the Plan for 2005, which consist of management fees, were approximately $2,800.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of net assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financials statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Participant Loans

Participants represented by Local Union 1329 and Badger Lodge 1406 may receive loans from their accounts up to the lesser of 50% of the individual participant's vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

NOTE 3 - Party-in-interest Transactions

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

Fees incurred by the Plan for investment management services amounted to approximately $2,800 for the year ended December 31, 2005.

Fees paid during the year for legal, accounting, actuarial, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 4 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the Internal Revenue Code and, therefore, the plan continues to qualify under Section 401(k) and the related trust continues to be tax-exempt as of December 31, 2005. Therefore, no provision for income taxes is included in the Plan's financial statements.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 5 - Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant's interest in their account shall be nonforfeitable on the date of such termination or discontinuance.

NOTE 6 - Master Trust for Spectrum Brands

At December 31, 2005, the Plan's investment assets were held in a trust account at New York Life and consist of an interest in a Master Trust. The Master Trust also includes the investment assets of the Rayovac 401(k) Retirement Savings Plan.

A summary of investments in the Master Trust as of December 31, 2005, is as follows:

2005
Assets:
Investments, at fair value:
Mutual funds	$77,827,553
Participant loans, interest rates of prime plus 150 basis points	436,381
Spectrum Brands common stock	2,586,255
Total Assets	$80,850,189

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 6 - Master Trust for Spectrum Brands (cont.)

The changes in assets of the Master Trust during the year ended December 31, 2005 is as follows:

2005
Increases in assets:
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$4,131,230
Spectrum Brands common stock	(1,233,765)
Total appreciation in fair value of investments	2,897,465
Interest and dividends	1,389,166
Total investment income in Master Trust	4,286,631

Participant contributions	4,787,347
Employer contributions	2,237,440
Rollovers	388,348
Total increases	11,699,766

Deductions from assets:
Distributions and benefits paid	3,339,616
Administrative expenses	16,269
Total deductions	3,355,885

Net increase before plan transfer	8,343,881
Transfers from other plans	23,862

Net increase (decrease) in assets	8,367,743

Assets, beginning of year	72,482,446

Assets, end of year	$80,850,189

As of December 31, 2005, the Plan has an allocated share of approximately 5.7% of the total Master Trust investments. The Plan has an allocated share of investment income (loss) of approximately 5.0% for 2005.

Rayovac 401(k) Savings Plan for Hourly Employees

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE 7 - Investments

The following presents investments that represent five percent or more of the Plan's net assets:

2005
Rayovac Stable Value Fund, NYL Insurance Anchor Account I	$389,854
PIMCO Total Return Fund (Admin), 65,596 shares	688,782
Hotchkis Large Cap Value (A), 25,053 shares	584,734
Vanguard 500 Index Fund Inv, 12,684 shares	1,457,656
The Growth Fund of America R4, 19,853 shares	609,081
Artisan Small Cap Fund, 19,853 shares	301,494

NOTE 8- Subsequent Event

On May 1, 2006, the Master Trust changed their trustee from New York Life Trust Company to Prudential Bank & Trust, FSB. All assets included in the Master Trust were transferred effective May 1, 2006. In addition, the Plan merged into the Rayovac 401(k) Retirement Savings Plan along with two other plans, and that plan changed its name to Spectrum Brands 401(k) Retirement Savings Plan.

Rayovac 401(k) Savings Plan for Hourly Employees

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

	Identity of Issue, lessor, or Similar Party	Description of Investment	Cost	Current Value

*	Master Trust	5.7% interest in the Master Trust for Spectrum Brands	--	$4,581,163

*	Represents a party in interest

Rayovac 401(k) Savings Plan for Hourly Employees

Financial Statements

December 31, 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

Rayovac 401(k) Savings Plan for Hourly Employees

Report of Independent Registered Public Accounting Firm

Plan Administrator
Rayovac 401(k) Savings Plan for Hourly Employees:

We have audited the accompanying statement of assets available for benefits of the Rayovac 401(k) Savings Plan for Hourly Employees (the Plan) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Atlanta, Georgia
June 27, 2005

1

Rayovac 401(k) Savings Plan for Hourly Employees
Statement of Assets Available for Plan Benefits

December 31, 2004

2004
Plan interest in Master Trust for Rayovac Corporation (note 6)	$4,021,597
Assets available for plan benefits	$4,021,597

See accompanying notes to financial statements.

2

Rayovac 401(k) Savings Plan for Hourly Employees
Statement of Changes in Assets Available for Plan Benefits

Year ended December 31, 2004

2004
Increase in assets:
Investment gain from Master Trust for Rayovac Corporation (note 6)	$343,105
Interest and dividends	55,386
Participant contributions	601,382
Total increases	999,873
Deductions from assets:
Distributions and benefits paid	(271,411)
Administrative expenses	(2,991)
Total deductions	(274,402)
Net increase in assets	725,471
Assets available for plan benefits:
Beginning of year	3,296,126
End of year	$4,021,597

See accompanying notes to financial statements.

3

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

(1)      Description of the Plan

The following description of the Rayovac 401(k) Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan established January 1, 1998, covering hourly union employees, who have completed one hour of service, of Rayovac Corporation (“the Company” or “the Plan Sponsor”) represented by Local Union 1329 of the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (Local Union 1329), Local 695 of the International Brotherhood of Teamsters, and Badger Lodge 1406 of the International Association of Machinists (Badger Lodge 1406). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s assets are included in the Master Trust for Rayovac Corporation (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Retirement Savings Plan, which covers all domestic salaried and non-union hourly employees.

(b)       Contributions

Active participants represented by Local Union 1329 and Badger Lodge 1406 are permitted to make contributions to the Plan in whole percentages of not more than 50% of their pretax annual compensation, as defined in the Plan document. All other participants are permitted to make contributions not exceeding 50% of their pre-tax annual compensation, as defined in the Plan document. Participant contributions are limited to the applicable limits of the Internal Revenue Code (the Code).

(c)       Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s compensation or account balances, as defined in the Plan document.

(d)       Vesting

A participant is fully vested in his or her entire account balance, including the balances attributable to both the employee contributions and employer contributions, at all times.

4

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

(e)       Investment Fund Options

Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan through the Master Trust. Descriptions of the investment fund options for 2004 are as follows:

        Stable Value Fund

This fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invests primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

        PIMCO Total Return Fund

This fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

        Vanguard Index Trust 500 Portfolio

This fund, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor’s Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac Stock Fund

This fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

        AIM Small Cap Growth Fund

This fund, a growth mutual fund, invests in a portfolio which in turn invests at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. The fund’s investment objective is long-term growth of capital.

5

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

Oakmark Equity and Income Fund

Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment-grade. The fund may also invest up to 25% of assets in foreign securities.

Van Kampen Growth and Income Fund

Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income-producing equities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities). It limits investments in foreign securities to 25% of assets.

American Funds Growth Fund of America Fund

American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

MainStay MAP Fund

MainStay MAP Fund seeks long-term growth of capital; current income is a secondary consideration. The fund normally invests at least 65% of assets in equity securities of domestic issuers. It may also invest in common and preferred stocks, convertible securities, ADRs, bonds, notes and debentures.

MFS International New Discovery

MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities and depositary receipts of foreign issuers. The fund may also invest in foreign markets, emerging markets and over-the-counter markets. It may engage in active and frequent trading.

(f)       Payment of Benefits

Upon retirement or termination of employment, the participant’s vested account balance is payable to him or her, or in the event of death, the participant’s beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator’s approval.

6

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

(2)       Summary of Significant Accounting Policies

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b)       Trust Fund Managed by New York Life Trust Company

Under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee manages the Master Trust on behalf of the Plan.

(c)       Valuation of Investments and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Rayovac Corporation common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined to be fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

(d)       Benefits Paid

Benefits paid to participants are recorded upon distribution.

7

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

(e)       Administrative Expenses

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2004 were approximately $8,000. The fees paid by the Company for 2004 were approximately $5,000. The fees paid by the Plan for 2004, which consist of management fees, were approximately $3,000 in 2004 (See Note 4).

(f)       Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(g)       Participant Loans

Participants represented by Local Union 1329 and Badger Lodge 1406 may receive loans from their accounts up to the lesser of 50% of the individual participant’s vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant’s account and bear interest at the Prime Rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

(3)       Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the plan continues to qualify under Section 401(k) and the related trust continues to be tax-exempt as of December 31, 2004. Therefore, no provision for income taxes is included in the Plan’s financial statements.

(4)       Party-in-interest Transactions

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

8

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

Fees incurred by the Plan for investment management services amounted to approximately $3,000 for the year ended December 31, 2004.

Fees paid during the year for legal, accounting, actuarial and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

(5)       Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant’s interest in their account shall be no forfeitable on the date of such termination or discontinuance.

(6)	Master Trust for Rayovac Corporation

At December 31, 2004, the Plan’s investment assets were held in a trust account at New York Life and consist of an interest in a Master Trust. The Master Trust also includes the investment assets of the Rayovac 401(k) Retirement Savings Plan.

A summary of investments in the Master Trust as of December 31, 2004 is as follows:

2004
Assets:
Investments, at fair value:
Mutual funds	$66,084,412
Participant loans, interest rates of Prime plus 150 basis points	322,094
Rayovac Corporation common stock	3,340,636
Accrued Receivable (Remington merger)	2,735,304
Total assets	$72,482,446

9

Rayovac 401(k) Savings Plan for Hourly Employees
Notes to Financial Statements

December 31, 2004

The changes in assets of the Master Trust during the year ended December 31, 2004 are as follows:

2004
Increases in assets:
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$4,543,119
Rayovac Corporation common stock	1,261,284
Total appreciation in fair value of investments	5,804,403
Interest and dividends	1,118,150
Total investment income in Master Trust	6,922,553
Participant contributions	4,095,254
Employer contributions	1,870,679
Rollovers	250,745
Other Deposits (Remington Merger)	4,675,865
Total increases	17,815,096
Deductions from assets:
Distributions and benefits paid	5,318,038
Administrative expenses	14,908
Total deductions	5,332,946
Net increase in assets	12,482,150
Assets, beginning of year	60,000,296
Assets, end of year	$72,482,446

As of December 31, 2004, the Plan has an allocated share of approximately 5.5% of the total Master Trust investments. The Plan has an allocated share of investment income of approximately 5.8% for 2004.

(7)	Subsequent Event

Effective May 2, 2005, Rayovac Corporation, the Plan Sponsor changed its name to Spectrum Brands.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYOVAC 401(K) SAVINGS PLAN
FOR HOURLY EMPLOYEES

June 29, 2006                             BY  /s/ Joseph B. Wickman
      Name:  Joseph B. Wickman
      Title:     Member of Retirement Plan Committee